Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

[Test]:FSSL (FSEP) shareholder proxy resources

FS Investments + Portfolio Advisors are now Future Standard.

[NAME],

Hope you are doing well. As you're likely aware, the FS Specialty Lending Fund (formerly FS Energy & Power Fund) shareholder proxy is underway. There are **XX** days left for your clients to vote, and I wanted to reach out and make sure you have what you need.*

- FSProxy.com
  - Centralized website with an overview of the proposals and client friendly resources (FAQ, Deck, Videos).
- Attestation form + spreadsheet (for brokerage accounts only)
  - Many advisors have the ability to vote on behalf of clients. Follow the instructions within the form to complete the vote.
  - Follow the instructions within the form to complete the vote.
- NEW: ProxyVote, a Broadridge app (for direct-held accounts only)
  - No proxy card / control number required.
  - Clients can vote after creating an account with an email associated with their brokerage accounts.
  - Otherwise clients can vote online or by calling 844-202-3147. No proxy card or control number required.
- Questions?
  - We're here to help however we can. Contact your Future Standard sales professional to set up a call.
  - If you're not sure who that is, feel free to use me as a resource and schedule time here.

Regional Director

FS Investment Solutions, LLC

FS Investment Solutions, LLC
An affiliate of Future Standard
Member FINRA/SIPC
201 Rouse Boulevard, Philadelphia, PA 19112
www.futurestandard.com

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* Subject to shareholder and board approval.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included herein may constitute "forward-looking" statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, including but not limited to, anticipated distribution rates and liquidity events. Words such as "intends," "will," "believes," "expects," "projects," "future" and "may" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy due to geo-political risks, risks associated with possible disruption to the Fund's operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics, future changes in laws or regulations and conditions in the Fund's operating area, unexpected costs, the ability of the Fund to complete the reorganization, complete the listing of the common shares on a national securities exchange, the price at which the common shares may trade on a national securities exchange, and failure to list the common shares on a national securities exchange, and such other factors that are disclosed in the Fund's filings with the Securities and Exchange Commission (the "SEC"). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Reorganization and Declaration of Trust amendments discussed herein, the Successor Fund has filed with the SEC solicitation materials in the form of a joint proxy statement/prospectus included in an effective registration statement on Form N-14 (File No. 333-286859). The definitive joint proxy statement/prospectus has been mailed to shareholders of the Fund. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that the Fund or the Successor Fund may file with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully because they contain and will contain important information about the Reorganization, the Declaration of Trust amendment proposals, the Fund and the Successor Fund. Free copies of the joint proxy statement/prospectus and other documents are available, and any other documents filed by the Fund and the Successor Fund in connection with the Reorganization and the Declaration of Trust amendment proposals will be available, on the SEC's web site at www.sec.gov or at www.fsproxy.com.

IMPORTANT INFORMATION

The Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies from shareholders in connection with the matters described herein. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the definitive joint proxy statement/prospectus. and the proxy statement and any other materials filed with the SEC in connection with the Fund's 2024 annual meeting of shareholders. Shareholders are able to obtain any such documents for no charge at the SEC's website at www.sec.gov. Copies are available at no charge at the Fund's website at www.fsproxy.com. Investors should consider a fund's investment objective, risks, and charges and expenses before

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